FOR PUBLIC RELEASE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42303

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brookwood Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Piedmont Center, Suite 820
(No. and Street)

Atlanta	Georgia	30067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Winborne 404-874-7433
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, LLC
(Name – *if individual, state last, first, middle name*)

629 Market St #100	Chattanooga	Tn	37402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Winborne _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Brookwood Associates, LLC _____, as

of December 31 _____, 20 20 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title


Notary Public

Fay Slaveikis
NOTARY PUBLIC
Cobb, GEORGIA
My Comm. Expires
11/03/2022

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BrookwoodAssociates

Brookwood Associates, L.L.C.
Financial Statements
with Supplementary Information
December 31, 2020

Filed as PUBLIC information pursuant to Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934.

Brookwood Associates, L.L.C.

Table of Contents
December 31, 2020



Report of Independent Registered Public Accounting Firm

To the Members
Brookwood Associates, L.L.C.
Atlanta, Georgia

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Brookwood Associates, L.L.C., (the "Company") as of December 31, 2020, and the related notes to the financial statement (collectively, "the financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2015.

Elliott Davis, LLC

Chattanooga, Tennessee
February 5, 2021

Brookwood Associates, L.L.C.

Statement of Financial Condition
December 31, 2020

Assets

Current assets	
Cash and cash equivalents	$2,341,609
Other current assets	2,591
Total current assets	2,344,200
Property, furniture & equipment, net of accumulated depreciation of $268,780	33,876
Prepaid expense	27,966
Right of use assets	396,841
Total assets	**$2,802,883**

Liabilities and Members' Equity

Current liabilities	
Accounts payable and accrued liabilities	$432,834
Total current liabilities	$432,834
Lease liabilities	
Office lease liability	$413,115
Copier lease liability	16,931
Total lease liabilities	$430,046
Total Liabilities	$862,880
Members' equity	$1,940,003
Total liabilities and members' equity	**$2,802,883**

The accompanying notes are an integral part of these financial statements.

1.   Organization and Summary of Significant Accounting Policies

Brookwood Associates, L.L.C. (the Company) was organized in 2000 pursuant to the provisions of the Georgia Business Corporation Code, and provides merger and acquisition services and financing services to middle-market companies. The Company operates from offices in Atlanta, Georgia and Charlotte, North Carolina and is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority as a broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash represents withdrawable deposits in both interest and non-interest bearing accounts. From time to time, balances in interest bearing accounts may exceed federally insured limits. Included in cash is $1,161,147 of funds held in money market accounts held in federally insured financial institutions as of December 31, 2020.

Revenue and Expense Recognition

The Company enters into agreements, primarily with corporate clients, to provide merger and acquisition, capital raising, and other financial advisory services. These engagements may span one or more years. The Company recognizes revenue from these agreements ratably over applicable contract periods or as services are performed. Amounts billed and collected before the services are performed are included in deferred revenues when material. Contingent fees related to financing and merger and acquisition transactions are recognized when the transactions are closed. Reimbursements of expenses by clients are included in revenues, and the related expenses are included in operating expense. During 2020, three clients had fees exceeding 10% of total client revenue, which accounted for approximately 80% of client revenue.

1.   Organization and Summary of Significant Accounting Policies (continued)

Under Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation.

The Company's revenue includes advisory fee revenue. The Company has performed an assessment of its contracts related to revenue streams that are within the scope of the standard. As such, the Company's accounting policies have not changed materially since the principles of revenue recognition from the guidance are largely consistent with prior guidance and current practices applied by the Company. Furthermore, significant revenue has not been recognized in the current reporting period that resulted from performance obligations satisfied in previous periods.

Income Taxes

The Company is a limited liability company and, as such, its earnings flow through directly to the members. Differences existing in the book and tax basis of assets and liabilities relate primarily to differences in revenue recognition policies for financial reporting and tax purposes.

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

Property, Furniture, and Equipment

Property, furniture, and equipment are carried at cost less accumulated depreciation. Depreciation is provided using the straight-line method over useful lives of three to seven years.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date the financial statements were issued.

2. Property, Furniture and Equipment

Property, furniture and equipment consist of the following at December 31, 2020:

Furniture and fixtures	$88,335
Computers and office equipment	196,958
Leasehold improvements	17,363
	302,656
Less accumulated depreciation	(268,780)
Net property, furniture and equipment	$33,876

Depreciation expense for the year ended December 31, 2020 amounted to $12,127.

3. Employee Benefit Plan

The Company has established an employee retirement plan (the Plan) under Section 401(k) of the Internal Revenue Code covering substantially all employees. The Company does not match the contributions made by the employees or make profit-sharing contributions to the Plan.

4. Operating Leases

At December 31, 2020, the balance of the unamortized operating lease right of use asset – office lease was $379,910 and the remaining operating lease liability – office lease was $413,115. These amounts represent the net present value of the required lease payments related to the office lease, calculated using a discount rate of 7.5%. During 2020, the Company made cash payments of $131,884 and recognized rent expense $130,778 related to the office lease. At December 31, 2020, the remaining term of the office lease was 40 months. The non-lease component of the office lease, common area maintenance, is a variable payment and is not included in the measurement of the right of use asset nor the lease liability.

At December 31, 2020, the balance of the unamortized operating lease right of use asset – copier was $16,931 and the remaining operating lease liability – copier was $16,931. These amounts represent the net present value of the required copier lease payments calculated using a discount rate of 7.5%. At December 31, 2020, the remaining lease term for the copier was 33 months. The copier lease has no variable nor non-lease components. During 2020, the Company made cash payments of $5,194 and recognized rent expense $5,194 related to the copier lease.

Neither lease agreement includes the option to extend or renew the lease term. The Company has not entered into any short term leases.

4. Operating Leases (continued)

Reconciliation of remaining undiscounted cash flows to year end lease liabilities:

	Office Lease	Copier Lease	Total
Cash outflow 2021	$135,856	$5,194	$141,050
Cash outflow 2022	139,921	5,194	145,115
Cash outflow 2023	144,114	5,194	149,308
Cash outflow 2024	49,239	3,894	53,133
Cash outflow 2025	0	0	0
Less imputed interest	(56,015)	(2,545)	(58,560)
Lease Liability 12/31/20	$413,115	$16,931	$430,046

5. Changes in Members' Equity by Class

The following table summarizes the changes in members' equity by class for the year 2020.

	Class A	Class B	Class C	Total
Balance 12/31/19	$559,447	$247,701	$221,954	$1,029,102
Net Income	1,368,309	211,780	368,022	1,948,111
Distributions	(976,440)	(45,385)	(15,385)	(1,037,210)
Balance 12/31/20	$951,316	$414,096	$574,591	$1,940,003

6. Paycheck Protection Program Loan

On April 2, 2020, the Company entered into a loan agreement with Atlantic Capital Bank ("the Lender") under the Paycheck Protection Program of the CARES Act administered by U.S. Small Business Administration (the "SBA"). Subsequently, on April 10, 2020 (the "Disbursement Date"), the Company received a loan in the amount of $252,952 (the "PPP Loan") to help sustain its employee payroll costs, rent, and utilities due to the impact of the COVID-19 pandemic. Under the Paycheck Protection Program, the Company's PPP Loan was fully forgivable if the Company met certain requirements and received formal approval, as defined by the CARES Act, subject to an audit by the SBA. On December 23, 2020, the Company received full forgiveness of the PPP Loan. The amount of the loan forgiveness is included in Other Income in the Company's 2020 Statement of Income.

7. Effect of COVID 19

The COVID 19 pandemic developed rapidly in 2020, with a significant number of cases. Measures taken by various governments to contain the virus as well as the uncertainty generated by the

pandemic affected economic activity and to some extent, the Company's revenue. Total revenue for the year was down 8% as compared to the prior year. Although the exact impact of the continuing pandemic cannot be predicted, management is optimistic that the Company is strongly positioned to thrive in the coming year. Furthermore, the Company plans to continue operations in the best and safest way possible.

8.   Other Accounting Pronouncements

Accounting standards that have been issued or proposed by FASB or other standard-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.